U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

April 12, 2010

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
on behalf of the Brown Advisory Growth Equity Fund, Brown Advisory Value
Equity Fund, Brown Advisory Flexible Value Fund, Brown Advisory Small-Cap
Growth Fund, Brown Cardinal Small Companies Fund, Brown Advisory Small-Cap
Fundamental Fund, Brown Advisory Opportunity Fund, Brown Advisory Core
International Fund, Brown Advisory Maryland Bond Fund and the Brown
Advisory Intermediate Income Fund (the “Funds”)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your March 23, 2010 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 365 to its registration statement.  PEA No. 365 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 26, 2010, and is designated to become effective on April 11, 2010.  The purpose of PEA No. 365 was to register 10 new funds with the Trust.  The Trust is filing this PEA No. 375 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate; and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Part C – Exhibits

1.	Please confirm that all necessary exhibits, including the respective Operating Expense Limitation Agreements for each Fund, have been filed as exhibits to the Registration Statement.

The Trust confirms that all necessary exhibits, including each Fund’s Operating Expense Limitation Agreements, are filed herewith.

2.	Please file a current auditor’s consent as an exhibit to the Registration Statement.

The Trust responds by filing a current auditor’s consent herewith, as requested.

Prospectus (Cover Page)

3.
Please include the ticker symbols for Class A shares of the Brown Advisory Opportunity Fund and Class A shares of the Brown Advisory Small-Cap Fundamental Value Fund on the cover page of the Prospectus.

The Trust responds by noting that the ticker symbols are not available for Class A shares of these Funds as they have not yet commenced operations.  There is currently no formal plan to make these classes operational in the foreseeable future.

Prospectus (All Summary Sections)

4.
In the paragraph to the Fees and Expenses tables in each Fund’s Summary Section, please confirm whether there is a corresponding section in the Statement of Additional Information relating to additional information on sales charge discounts.

The Trust responds by confirming that there is no corresponding section in the Statement of Additional Information relating to additional information on sales charge discounts.

5.
Please remove the first footnote to the Fees and Expenses tables in each Fund’s Summary Section regarding “Other Expenses” being based on estimated amounts.  The Funds are not new Funds as defined in Form N-1A, Item 3, Instruction 6.

The Trust responds by revising the footnotes to state that Other Expenses are being restated per Form N-1A, Item 3, Instruction 3(d)(ii).

6.	In the paragraph before the “Example” section in each Fund’s Summary Section, please delete the parenthetical phrase that states “(paying the maximum sales charge),” as applicable.

The Trust responds by making the changes as suggested.

7.	In the “Portfolio Turnover” section of each Fund’s Summary Section, please define the term “Predecessor Fund.”

The Trust responds by making the changes as suggested.

8.	In the “Principal Investment Strategies” sections of each Fund’s Summary Section, please provide the market ranges for small-, medium- and large-capitalization companies, where applicable.

The Trust responds by making the changes as suggested.

9.
In the “Principal Investment Strategies” sections, many of the Funds indicate that they can invest in “private placements.”  Please define or explain what the private placements are.  Are they private placements in the securities previously listed in the paragraph (i.e., domestic common and preferred stock, convertible securities, American Depositary Receipts, real estate investment trusts, exchange traded funds)?

The Trust responds by confirming that the applicable Funds may make private placements in the types of securities listed and has revised the disclosure to indicate as much.

10.	In the “Principal Investment Strategies” sections, many of the Funds indicate that they can invest in ADRs. Please add a sentence explaining that ADRs are investments in foreign issuers.

The Trust responds by adding the disclosure as requested.

11.	In the “Principal Investment Strategies” sections, please confirm that each Fund’s “sell” strategy is adequately summarized.

The Trust responds by confirming that each Fund’s “sell” strategy is adequately disclosed in each Fund’s Summary Section.

12.
In the “Principal Investment Risks” section, consider revising the ADR Risk bullet point to identify any other principal risks of ADR investments, if the current disclosure is not an exhaustive list of the risks.

The Trust responds by stating that the current disclosure contains the principal risks of ADR investments and believes that the disclosure is adequate as written.

13.
In the “Principal Investment Risks” section, please add disclosure to the ETF Risk bullet point stating that shareholders are indirectly subject to the fees and expenses of the individual ETFs in which the Fund invests.

The Trust responds by making the change as suggested.

14.	In the “Principal Investment Risks” section, please identify what types of securities are included in “private placement” securities in the Private Placement Risk bullet point.

The Trust responds by making the change as suggested.

15.
Under the “Principal Investment Risks” sections of each Fund’s Summary Section, please remove the italicized sentence that states “More information regarding the Fund’s risks follows the sections about each Fund’s investment strategies and related terminology in the Prospectus.”

The Trust responds by making the changes as suggested.

16.
In the “Performance Information” section of each Fund’s Summary Section, per Instruction 2(b) under Item 4 of Form N-1A, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

The Trust responds by adding the suggested disclosure where appropriate.

17.	In the “Performance Information” section of each Fund’s Summary Section, please revise the second paragraph to be worded as follows:

“Effective April 12, 2010, the Predecessor Fund reorganized into the Fund, which is a series of Professionally Managed Portfolios.  Performance shown prior to April 12, 2010 is that of the Predecessor Fund.”

The Trust responds by making the changes as suggested.

18.	In the “Performance Information” section of each Fund’s Summary Section, please change the format of the paragraph before the bar charts so that it is not italicized, but rather regular text.

The Trust responds by making the changes as suggested.

19.
Where applicable, in the “Performance Information” section, please condense the note to the Average Annual Total Returns table.  Also, please remove the last sentence of the note that states “A Shares performance reflects the deduction of the maximum front-end sales load.”  You may include this statement in an appropriate location in the Statutory Prospectus.

The Trust responds by consolidating the “Predecessor Performance” language as requested.  The Trust has chosen to retain the sentence regarding the A-Shares performance reflecting the deduction of maximum front-end sales load, however, as we believe it would be materially misleading to omit this information or move it elsewhere.

20.
In the “Performance Information” section of each Fund’s Summary Section, please only include the last sentence in the “After-tax returns” paragraph which states “The ‘Return After Taxes on Distributions and Sale of Fund Shares’ may be higher than other figures because when a capital loss occurs upon redemption of Fund Shares, a tax deduction is provided that benefits the investor,” if it applies to the actual returns shown in the table, and remove the sentence if it is not applicable.

The Trust responds by removing the sentence as appropriate.

21.	In the “Purchase and Sale of Fund Shares” section of each Fund’s Summary Section, please condense this section by combining the first and second sentences.

The Trust responds by making the changes as suggested.

22.
In the “Tax Information” section of each Fund’s Summary Section, please remove the phrase “taxable, and will be” so the sentence reads: “The Fund’s distributions are taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.”

The Trust responds by making the changes as suggested.

23.
In the “Principal Investment Strategies” section of each applicable Fund’s Summary Section, please confirm whether a Fund’s ability to invest in convertible securities includes convertible debt securities and/or junk debt securities.  Additionally, if applicable, please insert the word “debt” after “convertible”.

The Trust responds by confirming that a Fund may invest in convertible debt securities and, to a much smaller extent, high-yield (or junk) bonds.  As reflected in the Funds’ SAI, a Fund’s investment in high yield securities (if any) is not a principal strategy.  The Trust has added the word “debt” as suggested.

24.
In the “Principal Investment Strategies” section of each applicable Fund’s Summary Section, consider clarifying the disclosure regarding the Fund’s investment in ETFs to indicate how the Fund is ensuring that the ETF meets its investment requirement.  For instance, the Fund could state that each ETF has its own 80% policy to invest at least 80% of its assets in equity securities of domestic companies.  If the Fund maintains that it determines the ETF’s appropriateness by calculating its dollar-weighted average, does it apply a lower market cap threshold if the ETF holds foreign securities?

The Trust responds by confirming that the Funds will invest primarily in ETFs that have an investment objective similar to the Fund’s or that otherwise are permitted investments under the Fund’s investment policies described herein.

25.
In the “Purchase and Sale of Fund Shares” section of each Fund’s Summary Section, please remove the parenthetical phrase that states: “(Redemptions by telephone are only permitted upon previously receiving appropriate authorization.)”

The Trust responds by making the change where appropriate.

Prospectus – Summary Section – Brown Advisory Growth Equity Fund

26.
In the “Principal Investment Strategies” section, please confirm whether the Fund’s ability to invest in foreign securities includes securities located in emerging markets, and if so, indicate the maximum percentage of the Fund’s net assets may be invested in such securities.

The Trust responds by confirming that the Fund is permitted to invest up to 15% of net assets in foreign securities, including emerging markets.  The Trust will include appropriate disclosure as requested.

Prospectus  – Summary Section – Brown Advisory Value Equity Fund

27.
In the “Portfolio Turnover” section, please add risk disclosure relating to the portfolio turnover being greater than 100% if it is expected that the portfolio turnover for the Fund will normally be greater than 100%.

The Trust responds by noting that the Advisor does not expect the Fund’s portfolio turnover rate to be greater than 100% going forward.

28.
In the “Principal Investment Strategies” section, please add disclosure stating that investing in value companies is a principal strategy of the Fund to correspond with the Value Company Risk bullet point listed under the Principal Risks section.

The Trust responds by making the change as suggested.

Prospectus  – Summary Section – Brown Advisory Flexible Value Fund

29.	In the Fees and Expenses table, please add the word “Expense” to the last line item in the table to state: “Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement.”

The Trust responds by making the change as suggested.

30.	In the footnote to the Fees and Expenses table, please confirm that the footnote accurately reflects the expense limitation percentages for each class of shares of the Fund.

The Trust responds by correcting the footnote to accurately state the expense caps for each class of shares of the Fund.

31.	In the footnote to the Fees and Expenses table, please revise the footnote to state who may terminate the expense agreement and under what circumstances.

The Trust responds by indicating that the Agreement may be terminated at any time by the Board of Trustees upon 60 days notice to the Advisor, or by the Advisor with the consent of the Board.

32.	In the “Example” section of the Fund’s Summary Section, please revise the parenthetical phrase to state “(except year 1).”

The Trust responds by noting that the suggested language does not appear to clearly convey the concept that the contractual expense waiver accounts for the difference in Year 1 expenses and prefers to leave the parenthetical phrase as currently drafted, except that the language has been revised to accurately reflect the two-year period of the Operating Expense Limitation Agreement.

33.	In the “Principal Investment Strategies” section, please make clear that there are no ratings lower than “D” by S&P or C by Moody’s.

The Trust responds by revising the disclosure to delete the reference to the lowest ratings as follows:

With respect to 20% of its assets, the Fund may invest in (1) investment grade and non-investment grade debt securities, including with respect to 10% of its assets, non-investment grade securities rated BB (or lower)/Ba (or lower) (“junk bonds”), by Standard & Poor’s (“S&P”) or Moody’s Investor Services (“Moody’s”), respectively, ~~provided that at the time of purchase such securities are rated no lower than D by S&P or C by Moody’s,~~ or (2) unrated debt securities determined by the Advisor to be of comparable quality.

Prospectus  – Summary Section – Brown Cardinal Small Companies Fund

34.	In the “Performance Information” section, please move the date of inception to the heading “Since Inception” in the table.

The Trust responds by making the change as suggested.

Prospectus  – Summary Section – Brown Advisory Small-Cap Fundamental Value Fund

35.	In the “Principal Risks” section, please remove the words “derivatives, including” from the Derivatives Risk bullet point.

The Trust responds by making the change as suggested.

Prospectus  – Summary Section – Brown Advisory Opportunity Fund

36.
In the “Principal Investment Strategies” section, please add disclosure stating that investing in foreign securities, including emerging markets, is a principal strategy of the Fund to correspond with the bullet point listed under the Principal Risks section.  Also please indicate up to what percentage of the Fund’s net assets is allowed to be invested in such securities.

The Trust responds by making the change as suggested.

37.	In the “Performance Information” section, please revise the second paragraph following the bar chart as follows:

~~Investing in technology, science and small capitalization companies entails specific risks, including increased volatility and above average price fluctuations.~~  For the fiscal periods ended May 31, 1999 and May 31, 2000, the Fund benefited substantially from first-day realized and unrealized gains from initial public offerings.  ~~These gains were particularly noteworthy given the Fund’s relatively small asset base during portions of these periods.  It is unlikely that the Fund will benefit to the same extent from these types of gains in the future, especially if Fund assets remain at current levels or if they decrease.~~

The deleted disclosure can be moved to an appropriate location in the Statutory Prospectus.

The Trust responds by making the change as suggested.

Prospectus  – Summary Section – Brown Advisory Core International Fund

38.
In the “Principal Investment Strategies” section, please confirm supplementally that the Fund will supplement the Prospectus if one of the countries in which the Fund invests should represent 25% or more of its net assets.

The Trust confirms that it will supplement the prospectus if one country represents more than 25% of the Fund’s portfolio holdings.

39.
In the “Principal Investment Strategies” section, it states that “The Fund may also invest in exchange-traded funds (“ETFs”) to manage cash.”  Please explain why investing in ETFs by the Fund is appropriate for a cash management strategy.

The Trust responds by restating the disclosure as follows:

“The Fund may also invest in exchange-traded funds (“ETFs”) for the purpose of equitizing cash consistent with the Fund’s investment strategy.”

Prospectus  – Summary Section – Brown Advisory Maryland Bond Fund

40.	In the “Principal Investment Strategies” section, please state that all capital gains are subject to Federal and state taxes, in addition to the Federal alternative minimum tax.

The Trust responds by adding the disclosure as suggested.

41.
Does the Fund hold itself as a tax-exempt Fund?  If so, please consider adding a fundamental policy regarding the Fund’s 80% investment in tax-exempt securities pursuant to Rule 35d-1(4) under the 1940 Act.

The Trust responds by stating that the Fund’s name does not contain the words “tax-exempt” and therefore the Fund is not required to adopt a fundamental policy regarding the tax-exempt nature of its investments.

42.
In the “Principal Investment Strategies” section, please indicate how the Advisor determines which securities to buy.  For example, does the Adviser consider bond ratings when selecting securities?  If so, please state.

The Trust responds by adding the disclosure as suggested.

43.
In the “Principal Investment Risks” section, the Prepayment/Extension Risk does not seem applicable to this Fund.  Does the Fund invest in mortgage-backed or asset-backed securities?  If not, please remove the risk.  If it does, please add corresponding disclosure in the Principal Investment Strategies section.

The Trust responds by deleting the reference to prepayment/extension risk from the Principal Investment Risks section.

44.	In the “Principal Risks” section, please remove the first sentence from the Non-Diversification Risk bullet point, as this information was already mentioned previously.

The Trust responds by making the change as suggested.

45.
In the “Tax Information” section, please state what percentage of the Fund’s net income will be exempt from Federal and Maryland state income taxes rather than stating “substantially all.”  Also, please add the disclosure that the Fund’s capital gains are subject to Federal taxes in addition to the Federal alternative minimum tax.

The Trust responds by restating the disclosure as follows:

It is anticipated that at least 80% of the Fund’s net income will be exempt from Federal and Maryland state income taxes, but not Federal alternative minimum tax.  Additionally all capital gains are subject to Federal, state and Federal alternative minimum tax.

Prospectus  – Summary Section – Brown Advisory Intermediate Income Fund

46.
In the “Principal Investment Risks” section, please include separate risk bullet points for asset-backed and mortgage-backed securities.  Also, please mention whether sub-prime mortgage securities are included in the types of securities in which the Fund may invest.

The Trust responds by making the changes as suggested and confirms that the Fund does not invest in sub-prime mortgage securities.

47.
In the “Principal Investment Risks” section, consider adding risk disclosure to address the risk associated with relying on credit rating agencies.  Include factors such as the credit rating agency’s conflicts of interests and lag in responding to changes in the market regarding the issuer.

The Trust responds by adding the disclosure as suggested.

Prospectus ( Additional Information about the Funds’ Investment Strategies)

48.
On page 53 of the Prospectus in the “Additional Information about the Funds’ Investment Strategies” section, please revise the heading to clarify whether this section relates to “principal” and “non-principal” strategies.  If the section also includes information on non-principal investment strategies, please label the information throughout this section accordingly to distinguish which are principal and which are non-principal strategies.

The Trust responds by making the changes as suggested.

49.	On page 68 of the Prospectus under the Brown Advisory Core International Fund section, please update the first paragraph with more current information.

The Trust responds by making the changes as suggested.

50.
On page 74 of the Prospectus regarding the Table of Investment Terms, is the information presented relating to principal investments only or does it also include non-principal investments?  Please clarify and revise the headings or lead-in sentence accordingly.

The Trust responds by making the changes as suggested.

51.	On page 77 of the Prospectus in the paragraph preceding the Funds’ Principal Risk grid, please add the word “principal” before “risks.”

The Trust responds by making the changes as suggested.

Prospectus (Financial Highlights)

52.	Please provide updated financial highlights information.

The Trust responds by making the changes as suggested.

Statement of Additional Information (“SAI”) (Investment Policies and Risks)

53.
On page 21 of the SAI, please state that up to 1/3 of the Fund’s assets may be invested in reverse repurchase agreements or state up to what percentage of assets can be invested in if its an amount lower than 1/3.  Also, please clarify that reverse repurchase agreements are considered to be a form of borrowing.

The Trust responds by making the changes as suggested.

54.
On page 22 of the SAI, please explain why repurchase agreements are not considered to be the making of loans for purposes of the Funds’ fundamental investment limitations.  Also, please state the maximum percentage of the Fund’s assets that may be invested in repurchase agreements.

The Trust responds by clarifying that repurchase agreements are considered loans under the 1940 Act, however they are excluded from the fundamental investment restriction.

SAI (Fundamental Investment Limitations)

55.
On page 23 of the SAI under the second fundamental limitation, please remove the phrase “or in foreign government securities” from the second sentence as investments in foreign government securities are considered to be separate industries unlike U.S. government securities.  Also, please consider removing the phrase “or (2) investments in issuers domiciled in a single jurisdiction” as it is not necessary to include, or explain in the narrative what this means.

The Trust responds by noting as this is a fundamental limitation, it is unable to make the requested changes without shareholder approval.  The Trust will make appropriate disclosure separate from its Fundamental Investment Limitations stating that investments in foreign government securities are not going to be included in the “Concentration” limitation.

56.	On page 23 of the SAI regarding the third fundamental limitation, this limitation does not apply to the Brown Advisory Maryland Bond Fund, as this Fund is non-diversified.

The Trust responds by excluding the Brown Advisory Maryland Bond Fund from the referenced limitation.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP